Exhibit 4.24

THIRD AMENDMENT TO THE
EMPLOYMENT AGREEMENT
BETWEEN
FOSTER WHEELER NORTH AMERICA CORP.
AND
GARY T. NEDELKA

This THIRD AMENDMENT (this “Amendment”) to the Employment Agreement between FOSTER WHEELER NORTH AMERICA CORP., a Delaware corporation (the “Company”), and GARY T. NEDELKA (the “Executive”), dated as of January 6, 2009 (the “Employment Agreement”), is made and entered into effective as of April 12, 2011.

WHEREAS, the Company entered into the Employment Agreement with the Executive on January 6, 2009 and First and Second Amendment thereto effective as of December 21, 2009 and August 30, 2010 respectively (the Employment Agreement as so amended, the “Agreement”); and

WHEREAS, the Executive and the Company have agreed to further amend the Agreement as set forth below.

NOW THEREFORE, for good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, and in further consideration of the following mutual promises, covenants and undertakings, the parties agree that the Agreement is amended as follows:

1.                                      Agreement Section 1.1 is hereby revised to read in its entirety as follows:

Employment, Duties.  The Company hereby agrees to employ the Executive for the Term (as defined in Section 2.1), to render exclusive and full-time services to the Company, in the capacity of President and Chief Executive Officer of the Company and Chief Executive Officer of Parent’s Global Power Group and to perform such other duties consistent with such position (including service as a director or officer of any affiliate of the Company if elected) as may be assigned by the Chief Executive Officer and/or Chief Operating Officer of Parent; provided, however, that the Executive may, subject to approval by the Chief Executive Officer of the Parent, serve on the board of directors of one for-profit business at any time during the Term that does not compete with Parent or any of its subsidiaries and may participate in civic, charitable, industry, and professional organizations to the extent that such participation does not materially interfere with the performance of Executive’s duties hereunder.  The Chief Executive Officer has approved of the Executive serving on the board of directors of Cotton Holdings, Inc.  The Executive’s title shall be President and Chief Executive Officer of the Company and Chief Executive Officer of Parent’s Global Power Group, or such other titles of at least equivalent level consistent with the Executive’s duties from time to time as may be assigned to the Executive by the Company consistent with such position, and the Executive shall have all authorities as are customarily and ordinarily exercised by executives in similar positions in similar businesses of similar size in the United States.

2.                                      All other terms and conditions of the Agreement not expressly modified by this Amendment remain valid and unchanged.

3.                                      This Amendment may be executed in any number of counterparts, all of which taken together shall constitute one and the same amendatory instrument, and any of the parties hereto may execute this Amendment by signing any such counterpart.

IN WITNESS WHEREOF, the parties have executed this Amendment effective as of the date first above written.

FOSTER WHEELER NORTH AMERICA CORP.

By:	/s/ Richard G. Lively
Name:	Richard G. Lively
Title:	Sr. Vice President—Human Resources

/s/ Gary Nedelka
GARY T. NEDELKA